UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 1, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 August 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 01 August 2018 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

3.             A Stock Exchange Announcement dated 10 August 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.             A Stock Exchange Announcement dated 13 August 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number: 5106W

Vodafone Group Plc

01 August 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 July 2018:

Vodafone’s issued share capital consists of 28,815,231,288 ordinary shares of US$0.20 20/21 of which 2,100,170,815 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,715,060,473. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 5114W

Vodafone Group Plc

01 August 2018

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		15,590,930
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		500,290
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,090,640

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 August 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	01 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		84,623
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		8,460
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		76,163

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

RNS Number: 5158X

Vodafone Group Plc

10 August 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.856718	38

d)	Aggregated information: volume, Price	Aggregated volume: 38 Ordinary shares Aggregated price: GBP 70.56
e)	Date of the transaction	2018-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.856718	1,020

d)	Aggregated information: volume, Price	Aggregated volume: 1,020 Ordinary shares Aggregated price: GBP 1,893.86
e)	Date of the transaction	2018-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.856718	114

d)	Aggregated information: volume, Price	Aggregated volume: 114 Ordinary shares Aggregated price: GBP 211.67
e)	Date of the transaction	2018-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer - Designate
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.856718	515

d)	Aggregated information: volume, Price	Aggregated volume: 515 Ordinary shares Aggregated price: GBP 956.21
e)	Date of the transaction	2018-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Vodafone Group Human Resources Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.856718	581

d)	Aggregated information: volume, Price	Aggregated volume: 581 Ordinary shares Aggregated price: GBP 1,078.76
e)	Date of the transaction	2018-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.879927	50,965

d)	Aggregated information: volume, Price	Aggregated volume: 50,965 Ordinary shares Aggregated price: GBP 95,810.48
e)	Date of the transaction	2018-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 6536X

Vodafone Group Plc

13 August 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Sale of shares

The Company was informed on 10 August 2018 that Nicholas Jeffery, a person discharging managerial responsibility, had sold 566,382 Ordinary shares of US$0.20 20/21 each in the Company. Nicholas Jeffery continues to have an interest in 1,001,020 Ordinary shares of US$0.20 20/21 each in the Company excluding unvested share awards.

1	Details of the person discharging managerial responsibilities
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.854328	566,382

d)	Aggregated information: volume, Price	Aggregated volume: 566,382 Ordinary shares Aggregated price: GBP 1,050,257.80
e)	Date of the transaction	2018-08-09
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 1, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary